UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549



                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)



                                   MFB CORP.
                               (Name of Issuer)

                        Common Stock, without par value
                        (Title of Class of Securities)

                                   55272D106
                                (CUSIP Number)

                              Paul R. Rentenbach
                              Dykema Gossett PLLC
                            400 Renaissance Center
                         Detroit, Michigan  48243-1668
                                (313) 568-6973
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                              September 23, 1996
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [  ].

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No. 55272D106

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person (optional)
                 LaSalle/Kross Partners, Limited Partnership

2        Check The Appropriate Box If A Member of a Group*      (a)[X]
                                                                (b)[ ]
3        SEC Use Only

4        Source of Funds:  WC

5        Check Box If Disclosure Of Legal Proceedings Is Required
         Pursuant To Items 2(d) or 2(e)                            [ ]

6        Citizenship Or Place of Organization
         Delaware

                 7  Sole Voting Power
  Number of           131,700 shares
    Shares
 Beneficially    8  Shared Voting Power
   Owned By           0
     Each
   Reporting     9  Sole Dispositive Power
    Person            131,700 shares
     With
                 10 Shared Dispositive Power
                      0

11       Aggregate Amount of Beneficially Owned by Each Reporting Person
          134,707 shares

12       Check Box If The Aggregate Amount In Row (11) Excludes
         Certain Shares*                                          [ ]

13       Percent of Class Represented By Amount In Row (11)
         6.8%

14       Type Of Reporting Person*
         PN

CUSIP No. 55272D106

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person (optional)
                 Phillip J. Zwickl

2        Check The Appropriate Box If A Member of a Group*   (a)[X]
                                                             (b)[ ]
3        SEC Use Only

4        Source of Funds: PF

5        Check Box If Disclosure Of Legal Proceedings Is Required
         Pursuant To Items 2(d) or 2(e)                        [ ]

6        Citizenship Or Place of Organization
         U.S.A.

                 7  Sole Voting Power
  Number of           3,007 shares
    Shares
 Beneficially    8  Shared Voting Power
   Owned By           0
     Each
   Reporting     9  Sole Dispositive Power
    Person            3,007 shares
     With
                 10 Shared Dispositive Power
                      0

11       Aggregate Amount of Beneficially Owned by Each Reporting Person
          134,707 shares

12       Check Box If The Aggregate Amount In Row (11) Excludes
         Certain Shares*                                    [ ]

13       Percent of Class Represented By Amount In Row (11)
         6.8%

14       Type Of Reporting Person*
         IN

CUSIP No. 55272D106

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person (optional)
                 Richard J. Nelson

2        Check The Appropriate Box If A Member of a Group*    (a)[X]
                                                              (b)[ ]
3        SEC Use Only

4        Source of Funds:  N/A

5        Check Box If Disclosure Of Legal Proceedings Is Required
         Pursuant To Items 2(d) or 2(e)                         [ ]

6        Citizenship Or Place of Organization
         U.S.A.

                 7  Sole Voting Power
  Number of           0
    Shares
 Beneficially    8  Shared Voting Power
   Owned By           0
     Each
   Reporting     9  Sole Dispositive Power
    Person            0
     With
                 10 Shared Dispositive Power
                      0

11       Aggregate Amount of Beneficially Owned by Each Reporting Person
          134,707 shares

12       Check Box If The Aggregate Amount In Row (11) Excludes
         Certain Shares*                                    [ ]

13       Percent of Class Represented By Amount In Row (11)
         6.8%

14       Type Of Reporting Person*
         IN

Item 1.  Security and Issuer.

         This is Amendment No. 1 to the Schedule 13D filed by LaSalle/Kross Partners, Limited Partnership (the "Partnership") on August 9, 1996, relating to the common stock, without par value (the "Common Stock"), of MFB Corp. (the "Issuer"). The address of the principal executive office of the Issuer is 121 South Church Street, Mishawaka, Indiana 46546. This also constitutes an initial Schedule 13D jointly filed on behalf of the Partnership, Mr. Richard
J. Nelson and Mr. Phillip J. Zwickl (the "Group"). The joint filing agreement of the members of the Group is filed herewith as Exhibit 1.

Item 2.  Identity and Background.

         The identity and background of the Partnership and Mr. Nelson are described in Item 1 to its initial Schedule 13D, filed August 9, 1996, and are incorporated herein by reference.

         Phillip J. Zwickl, a citizen of the United States of America, is the Postmaster of Mishawaka, Indiana, and resides at 711 West 14th Street, Mishawaka, Indiana. During the past five years, Mr. Zwickl has not (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws was issued nor in which there was a finding of any violation with respect to such laws.


Item 3.  Source and Amount of Funds or Other Consideration.

         The Partnership has a margin account with subsidiaries of The Bear Stearns Companies Inc. ("Bear Stearns"), and has used the proceeds from loans made to it by Bear Stearns to purchase the shares of Common Stock that it presently owns. All of the marginable securities owned by the Partnership and held in its brokerage account at Bear Stearns are pledged as collateral for the repayment of margin loans made to the Partnership by Bear Stearns. Since August 9, 1996, the Partnership has purchased an additional 11,000 shares of Common Stock in open market transactions on August 21, 1996 (3,000 shares at $15.625 per share), August 26, 1996 (500 shares at $15.75 per share), September 19, 1996 (2,500 shares at $16.50 per share) and September 23, 1996 (5,000 shares at $17.25 per share). A copy of the Partnership's margin account agreement with Bear Stearns is attached hereto as Exhibit 2 and incorporated herein by reference.

         Mr. Zwickl's daughter acquired 3,007 shares of Common Stock on or about March 24, 1994, at the time of the initial offering of the Issuer's shares in connection with the conversion of its subsidiary, Mishawaka Federal Savings, from the mutual to the stock form of ownership. All such shares were acquired at the price of $10.00 per share, and the source of monies for such purchase was Mr. Zwickl's daughter's personal funds. Mr. Zwickl acts as his daughter's financial advisor, and in such capacity he exercises voting and dispositive powers with respect to such shares of Common Stock.

Item 4.  Purpose of Transaction.

         The primary purpose for the Group's purchase of shares of the Issuer is for investment. The Partnership's stated purpose is to emphasize investments in the stocks of selected thrifts, banks and savings banks. The Group intends to continue to evaluate the Issuer and its business prospects and intends to consult with management of the Issuer, other shareholders of the Issuer's Common Stock or other persons further its investment objectives. The Group may make further purchases of shares of Common Stock or may dispose of any or all of its shares of Common Stock at any time. At present, and except as described hereafter in this Item 4, the Group has no specific plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive of Item 4 of Schedule 13D. The Group intends to continue to explore the options available to it. The Group may, at any time or from time to time, review or reconsider its position with respect to the Issuer and formulate plans with respect to matters referred to in Item
4 of Schedule 13D.

         On September 23, 1996, the Partnership delivered to the Issuer, in accordance with the Bylaws of the Issuer, a notice of intention to nominate two persons for election as directors of the Issuer at the Annual Meeting of Shareholders of the Issuer to be held on January 21, 1997 (the "1997 Annual Meeting"). The persons that the Partnership intends to nominate at the 1997 Annual Meeting are Phillip J. Zwickl and Richard J. Nelson. A copy of such Notice of Intent to Nominate Two Directors, which contains biographical and other information required by the Bylaws of the Issuer, is attached hereto as
Exhibit 3 and incorporated herein by reference.

         On September 17, 1996, the Partnership wrote to Mr. Charles J. Viater, President and Chief Executive Officer of the Issuer, and requested Mr. Viater to present to the Board of Directors of the Issuer, at its next monthly meeting, proposed amendments to the Bylaws of the Issuer to (1) reduce the requirement for prior notice of nominations and shareholder proposals from 120 days to 60 days, which was the requirement before the Board amended the Bylaws in August 1996 to put into effect such 120-day prior notice requirement and (2) amend Article IV, Section 1, of the Issuer's Bylaws to eliminate certain additional qualifications that the Board put into effect in August 1996 for eligibility to be nominated as a candidate for election to the Board. On September 23, 1996, the Partnership also delivered to the Issuer a notice of intention to propose business at the 1997 Annual Meeting for consideration and action by the shareholders of the Issuer, in the event that the Board of Directors refuses to make such amendments. The Partnership intends to introduce for consideration and action by shareholders at the 1997 Annual Meeting proposals to achieve the amendments set forth in clauses (1) and (2) above, and (3) a proposal that the Company reimburse the Partnership for all costs and expenses that it incurs in connection with the solicitation of proxies for use at the 1997 Annual Meeting for the purpose of voting on the such two proposals. A copy of such Notice of Intent to Propose Business, which contains other information required by the Bylaws of the Issuer, is attached hereto as Exhibit 4 and incorporated herein by reference.

Item 5.  Interest in Securities of the Issuer.

         (a)     By virtue of their arrangement and understanding describe in
Item 6 below, the Partnership, Mr. Nelson and Mr. Zwickl each are deemed to beneficially own 134,707 shares of Common Stock of the Issuer, constituting approximately 6.8% of the issued and outstanding shares of Common Stock, based on the number of outstanding shares reported on the Issuer's Form 10-Q Quarterly Report for the period ended June 30, 1996.

         (b) Of the shares described in (a) above, the Partnership has the sole right to exercise voting and dispositive powers over 131,700 shares of Common Stock and Mr. Zwickl has the sole right to exercise voting and dispositive powers over 3,007 shares of Common Stock of the Issuer. Mr. Nelson does not exercise sole voting or dispositive powers with respect to any shares of Common Stock.

        (c) The only transactions in the Common Stock by the Partnership during the past 60 days are reported in Item 2 above, and in Item 2 in the Partnership's initial Schedule 13D filed on August 9, 1996. Neither Mr. Nelson nor Mr. Zwickl have had any transactions in the Common Stock during the past
60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         The Partnership has an oral understanding with Phillip J. Zwickl and Richard J. Nelson pursuant to which the Partnership has requested them to serve as its representatives on the Board of Directors of the Issuer, and they have agreed to do so, without compensation from the Partnership of any sort whatsoever. The Partnership has agreed (a) to vote all shares that it beneficially owns and is entitled to vote at the 1997 Annual Meeting in favor of electing both Mr. Nelson and Mr. Zwickl and (b) to reimburse each them for any out-of-pocket expenses that either one of them incurs in connection with the Partnership's intended solicitation of proxies for use at the 1997 Annual Meeting. Mr. Zwickl has orally agreed to vote any shares of Common Stock that he beneficially owns and is entitled to vote at the 1997 Annual Meeting in favor of both himself and Mr. Nelson. Other than the foregoing, the Partnership has no other arrangement or understanding with either proposed nominee, and neither Mr. Zwickl nor Mr. Nelson has any arrangement or understanding with any other person pursuant to which he was or is to be selected as a Director or a nominee for election as a Director of the Issuer.

Item 7.  Material to be Filed as Exhibits.

No.      Description
----      --------------
1        Joint Filing Agreement
2 Professional Account Agreement, dated March 6, 1996, between the Partnership and each of the subsidiaries of The Bear Stearns Companies Inc.
3        Notice of Intent to Nominate Two Directors
4        Notice of Intent to Propose Business

                                  SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 1, 1996

                         LaSALLE/KROSS PARTNERS, LIMITED PARTNERSHIP

                         By: LaSALLE CAPITAL MANAGEMENT, INC.
                               a General Partner

                         By:  /S/ RICHARD J. NELSON
                                 Richard J. Nelson, President


                          /S/ RICHARD J. NELSON
                         Richard J. Nelson


                          /S/ PHILLIP J. ZWICKL
                         Phillip J. Zwickl

                                 EXHIBIT INDEX

No.      Description
----      --------------
1        Joint Filing Agreement
2 Professional Account Agreement, dated March 6, 1996, between the Partnership and each of the subsidiaries of The Bear Stearns Companies Inc.
3        Notice of Intent to Nominate Two Directors
4        Notice of Intent to Propose Business